07021311

starpharma

23 February 2007

SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH. D.C. 199 SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 2 February 2007. The first release after this date was on 7 February 2007 .

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

File No. 82-34832

starpharma

Half Year Results
Period Ended 31 December 2006

Melbourne, Australia: 23 February 2007: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced its financial results for the six months ending 31 December 2006.

The net loss after tax was A$3.9 million for the half year, compared with A$4.1 million for the same period in 2005. Cash at the end of the half year was A$11.2 million.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

STARPHARMA HOLDINGS Limited
ABN 20 078 532 180

ASX Half-year information

31 December 2006

Lodged with the ASX under Listing Rule 4.2A
This information should be read in conjunction with the 30 June 2006 Annual Report.

Contents

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

STARPHARMA HOLDINGS Ltd
Corporate Directory

Directors	P T Bartels AO *Chairman* J W Raff *Deputy Chairman* J K Fairley *Chief Executive Officer* P M Colman R Dobinson L Gorr P J Jenkins R A Hazleton
Company Secretary	B P Rogers
Registered office	Baker Building 75 Commercial Road, Melbourne, Victoria 3004
Auditor	PricewaterhouseCoopers
Solicitors	Blake Dawson Waldron
Bankers	Commonwealth Bank of Australia, National Australia Bank, Wachovia Bank, USA
Stock exchange listing	Australian Stock Exchange Limited (ASX) ASX Code: SPL Starpharma's American Depositary Receipts (ADRs) trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.
Website address	www.starpharma.com

STARPHARMA HOLDINGS Ltd
Half-year ended 31 December 2006
(Previous corresponding period:
Half-year ended 31 December 2005)

Results for Announcement to the Market

				$
Revenue from ordinary activities *(Appendix 4D item 2.1)*	Up	236%	to	$550,652
Loss from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	Down (reduced loss)	6%	to	$3,891,866
Net Loss for the period attributable to members *(Appendix 4D item 2.3)*	Down (reduced loss)	6%	to	$3,891,866

Dividends/distributions *(Appendix 4D items 2.4, 2.5 and 2.6)*	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend: Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue & Other Income
(Appendix 4D item 2.6)

The increase in revenue from ordinary activities includes customer and royalty revenue from Dendritic Nanotechnologies, Inc (DNT) from the 20th October 2006 when DNT became a wholly owned subsidiary. This was combined with an increase in interest revenue on bank deposited funds. Other Income increased 80% from the previous half-year due to the US National Institutes of Health reimbursable contract being in place for the full half-year. See Note 3 for additional information on revenue and other income.

Explanation of Net Profit/(loss)
(Appendix 4D item 2.6)

The consolidated loss of $3,891,866 is after fully expensing all research and development expenditure and patenting costs. The result includes the consolidation of Dendritic Nanotechnologies, Inc (DNT) from the date of acquisition in October 2006. There was a significant increase in R&D expenditure compared with the previous corresponding period; this was offset by increased grant and contract funding from the US National Institutes of Health.

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Starpharma Holdings Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Your directors present their report on the consolidated entity consisting of Starpharma Holdings Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2006.

Directors

The following persons were directors of Starpharma Holdings Limited ("the Company") during the whole of the half-year and up to the date of this report:

P T Bartels *(Chairman)*
J W Raff *(Deputy Chairman)*
J K Fairley *(Chief Executive Officer)*
P M Colman
R Dobinson
L Gorr
P J Jenkins

R A Hazleton was appointed a director on 1 December 2006 and continues in office at the date of this report.

Review of Operations

Principal Activities

The principal activities of the Company consist of investment in, and management and funding of dendrimer based research, development and commercialisation. Activities within the Company are directed towards the development of precisely defined nano-scale materials for pharmaceutical, life-science and other applications. These activities are managed by the wholly owned subsidiary companies Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc (DNT) in Michigan, USA.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 gel), a topical vaginal microbicide designed to prevent the transmission of sexually transmitted infections (STIs). VivaGel™ is initially targeted at HIV and genital herpes, and is currently undergoing Phase I human clinical trials in Melbourne, Australia, San Francisco, USA and Kisumu, Kenya.

In the pharmaceutical field the Company has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the Company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

Products based on the Company's dendrimer technology are on the market in the form of diagnostic elements and laboratory reagents.

Significant Events During the Half-year

3 July 2006 Appointment of new Chief Executive Officer

Founding CEO Dr John Raff retired from his executive role after ten years, allowing his successor Dr Jackie Fairley to assume the role of CEO and join the board of the company. Dr Raff remains a non-executive director of Starpharma with the position of Deputy Chairman.

19 July 2006 IND for Clinical Development of VivaGel™ for Genital Herpes Prevention Clears US FDA

An Investigational New Drug application (IND) for the clinical development of VivaGel™ for prevention of genital herpes successfully completed the mandatory review period within the US Food and Drug Administration (FDA). This provided clearance to proceed with a clinical trial for prevention of genital herpes under the first microbicide clinical development program specifically for prevention of genital herpes to be funded by the US National Institutes of Health (NIH). This was also the first IND submitted to the FDA for a microbicide with prevention of genital herpes as the indication.

24 August 2006 NIH-funded human trial for VivaGel™ initiated

Announcement of a Phase I safety trial to provide safety data for VivaGel™ in men who may be exposed to product used by their female partners. The trial commenced following successful review by the US Food and Drug Administration (FDA), local ethics committees, and the U.S. National Institutes of Health (NIH). The preparation and execution of this clinical trial is fully funded as part of a US$20.3M contract for the development of VivaGel™ from the National Institute of Allergy and Infectious Diseases (NIAID), part of the NIH.

29 September 2006 DNT Announces National Cancer Institute Contract

DNT and the National Cancer Institute (NCI) entered into a Small Business Innovation Research (SBIR) contract valued at US$850,000 (A$1.1million). The project will use DNT's Priostar™ dendrimers to develop a new generation of targeted diagnostic and therapeutic delivery technology for the early detection and treatment of epithelial ovarian cancer. This marked the first time that dendrimer nanostructures would be used as both a diagnostic tool and a vehicle to deliver higher concentrations of therapeutic agents to cancerous cells.

4 October 2006 Agreement to acquire DNT

An agreement was signed to acquire DNT through the issue of 20.1 million Starpharma shares. At this time Starpharma owned 33% of DNT and The Dow Chemical Company was the other major shareholder with a 30% equity stake. On completion of the transaction DNT would become a wholly owned operating subsidiary of Starpharma Holdings Limited. The Directors perceived the benefits of the transaction as including:

- the provision of diversified product pipeline with near-term cash-flow opportunities and a more balanced risk profile;
- an increased US presence;
- The Dow Chemical Company becoming a substantial shareholder in Starpharma (approximately 8.6%).

20 October 2006 Completion of the transaction to acquire DNT

Announcement of DNT shareholder approval of Starpharma's offer to acquire 100% ownership of the company through the issue of Starpharma shares. Starpharma acquired the

remaining 67% of DNT to increase its equity interest to 100% through the issue of 20.1 million shares. The new issue represented approximately 13.6% of shares on issue prior to the transaction, and was valued at A$10.9m based on the share price at completion. The Dow Chemical Company agreed to enter into a tiered escrow arrangement over a three-year period over the share it received under the transaction, holding approximately 8.6% of Starpharma shares, and was granted the right to participate in any future capital raisings on a pro-rata basis during the escrow period.

24 October 2006 U.S. Clinical Trial of VivaGel™ for Genital Herpes Commences

Announcement that the San Francisco, U.S. site for the clinical trial of VivaGel™ for prevention of genital herpes had opened for recruitment of volunteers following successful completion of all site preparation activities, and local ethics committee and regulatory reviews.

13 November 2006 VivaGel™ Market Update

Announcement of a market update of the development program and associated timelines for VivaGel™, with first regulatory approval milestones anticipated to occur during the period from the end of 2009 to 2010.

1 December 2006 Retired Dow Corning chairman appointed to Starpharma Board

Appointment of Mr Richard Hazleton, the former chairman of the US-based global corporation Dow Corning, as a Non-Executive Director of Starpharma Holdings Ltd.

<u>Operating Loss</u>

For the half-year ended 31 December 2006 the consolidated entity incurred an operating loss after income tax of $3,891,866 (December 2005: $4,142,888).

Significant Changes in the State Of Affairs

In the opinion of the directors there were no significant changes in the state of affairs of the economic entity that occurred during the half-year under review not otherwise disclosed in this report or in the financial statements.

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 19.

This report is made in accordance with a resolution of the Directors.



Peter T Bartels, *AO*
Director

23rd February 2007
Melbourne

STARPHARMA HOLDINGS Ltd
Consolidated income statement
For the half-year ended 31 December 2006

	Half-year 2006 $	Half-year 2005 $
Revenue from continuing operations	550,652	163,681
Other income	4,822,938	2,683,774
Administration expense	(2,649,815)	(1,659,293)
Research and development expense	(6,353,382)	(5,028,653)
Finance costs	(20,597)	(12,940)
Share of results of associates accounted for using the equity method	(241,662)	(289,457)
Loss before income tax	(3,891,866)	(4,142,888)
Income tax expense	-	-
Loss for the year	(3,891,866)	(4,142,888)
Loss attributable to minority interests	-	-
Loss attributable to members of Starpharma Holdings Ltd	(3,891,866)	(4,142,888)
Basic loss per share	(2.5) cents	(3.5) cents
Diluted loss per share	(2.5) cents	(3.5) cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

STARPHARMA HOLDINGS Ltd
Consolidated balance sheet
As at 31 December 2006

	31-Dec-06	30-Jun-06
	$	$
Current Assets		
Cash and cash equivalents.	11,176,046	14,283,824
Trade & Other Receivables	3,662,637	2,824,267
Other	15,165	-
Total current assets	14,853,848	17,108,091
Non-current assets		
Property, plant and equipment	1,384,910	1,431,124
Intangible assets	20,928,765	4,086,538
Investments accounted for using the equity method	13,069	2,387,312
Total non-current assets	22,326,744	7,904,974
Total assets	**37,180,592**	**25,013,065**
Current Liabilities		
Payables	2,104,520	1,897,819
Borrowings	66,291	142,092
Provisions	295,448	331,447
Deferred income	999,625	661,337
Total current liabilities	3,465,884	3,032,695
Non-current liabilities		
Borrowings	295,025	315,412
Provisions	87,684	107,630
Deferred income	205,144	241,342
Deferred tax liabilities	2,954,097	-
Total non-current liabilities	3,541,950	664,384
Total liabilities	**7,007,834**	**3,697,079**
Net assets	**30,172,758**	**21,315,986**
Equity		
Contributed equity	76,226,628	65,375,467
Reserves	2,394,852	497,374
Accumulated losses	(48,448,721)	(44,556,855)
Total equity	**30,172,758**	**21,315,986**

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

STARPHARMA HOLDINGS Ltd
Consolidated statement of changes in equity
For the half-year ended 31 December 2006

	Half-year 2006 $	Half-year 2005 $
Total equity at the beginning of the year	21,315,986	9,965,965
Exchange differences on translation of foreign operations	(93,118)	115,967
Share of revalution of IP within associate	1,898,066	-
Net income recognised directly in equity	1,804,948	115,967
Loss for the half-year	(3,891,866)	(4,142,888)
Total recognised income and expense for the half-year	**(2,086,918)**	**(4,026,921)**
Transactions with equity holders in their capacity as equity holders:		
Employee share options	92,530	97,960
Contributions of equity, net of transaction costs	10,851,160	18,565,881
Total equity at the end of the half-year	**30,172,758**	**24,602,885**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

	Half-year 2006 $	Half-year 2005 $
Cashflow from operating activities		
Receipts from trade and other debtors	175,521	32
Grant income (inclusive of GST)	4,751,230	962,662
Payments to suppliers and employees (inclusive of GST)	(8,061,370)	(5,828,301)
Interest received	354,349	149,219
Interest expense	(20,597)	(12,940)
Net cash outflows from operating activities	**(2,800,867)**	(4,729,328)
Cashflow from investing activities		
Proceeds from sale of property, plant and equipment	391	-
Proceeds from (payments for) other financial assets	-	20,516
Payments for property, plant and equipment	(115,390)	(28,050)
Payments for transaction costs on acquisition of subsidiary (net of cash acquired)	(90,986)	-
Net cash outflows from investing activities	**(205,985)**	(7,534)
Cashflow from financing activities		
Proceeds from issue of shares	-	12,910,500
Share issue transaction costs	-	(778,671)
Lease repayments	(100,926)	(31,883)
Net cash inflows / (outflows) from financing activities	**(100,926)**	12,099,946
Net increase / (decrease) in cash and cash equivalents held	**(3,107,778)**	7,363,084
Cash and cash equivalents at the beginning of the period	**14,283,824**	8,166,259
Cash and cash equivalents at the end of the period	**11,176,046**	15,529,343

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

STARPHARMA HOLDINGS Ltd
Notes to the consolidated financial statements
For the period ended 31 December 2006

1. Basis of preparation of half year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Starpharma Holdings Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. Segment information

Business Segment
The consolidated entity operates in one business segment, being the discovery, development and commercialisation of dendrimers for pharmaceutical and other life science applications.

Geographic Segment
The consolidated entity operates in Australia, with the exception of Dendritic Nanotechnologies Inc. (DNT) which operates in the United States of America (USA). The results of DNT were accounted for by the equity method up until it became a wholly owned subsidiary of the consolidated group.

Following the 100% acquisition of DNT, it has been determined that on the basis of monitoring of the US operations, these operations represent a separate geographical segment. In prior periods, the results of DNT were equity accounted.

Secondary reporting format -geographical segments

Half-year 2006	Australia $	USA $	**Total** $
Revenue and other income	4,989,655	383,935	5,373,590
Expenses	(7,875,111)	(1,148,683)	(9,023,794)
	(2,885,456)	(764,748)	(3,650,204)
Share of results of associates			(241,662)
Loss before income tax			**(3,891,866)**
Segment net assets	14,145,075	16,027,684	30,172,759

3. Revenue and Other Income

Consolidated Revenue and Other Income	**Half-year 2006 $**	Half-year 2005 $
Customer & License Revenue	197,600	0
Interest Revenue	351,652	163,649
Other Revenue	1,400	32
Total Revenue	**550,652**	**163,681**
Aust Government P3 Grant	122,802	320,148
US Government Grants	4,700,136	2,363,626
Total Other Income	**4,822,938**	**2,683,774**
Total Revenue/Other Income	**5,373,590**	**2,847,455**

4. Expenses

	Half-year 2006 $	Half-year 2005 $
Loss from ordinary activities before income tax expense includes the following items:		
Depreciation	311,877	381,427
Amortisation	734,989	212,780
Rental expense on operating leases	215,623	189,401

5. Equity securities issued

Date	Details	Number of Shares	Issue Price	$
1-Jul-05	Opening Balance	111,235,000		46,821,956
10-Oct-05	BRI Share Placement	7,112,000	$0.62	4,373,880
17-Nov-05	Share Placement	9,573,250	$0.51	4,882,358
	Less: Transaction Costs			(244,118)
29-Dec-05	Share Placement & SPP	19,818,995	$0.51	10,107,687
	Less: Transaction Costs			(566,296)
20-Oct-06	DNT Acquisition Share Placement	20,094,741	$0.54	10,851,160
		167,833,986		**76,226,627**

Under the DNT acquisition share placement, Starpharma acquired the remaining 67% of equity in Dendritic Nanotechnologies Inc. (DNT). The value of the shares issued, measured at the published market price on the date of completion, was recorded to the balance sheet as an intangible asset, representing the value of patents and goodwill.

6. Earnings per Share

	Half-year 2006 Cents	Half-year 2005 Cents
Basic loss per share	(2.5)	(3.5)
Diluted loss per share	(2.5)	(3.5)
Net loss attributable to members of Starpharma Holdings Ltd used as the numerator in calculating diluted and basic earnings per share	(3,891,866)	(4,142,888)
Weighted average number of ordinary shares outstanding during the half-year used as the denominator in calculating diluted and basic earnings per share	155,711,615	117,107,550

7. Contingent liabilities

The company has no contingent liabilities.

8. Business Combination
(Appendix 4D item 4)

On 20th October 2006, Starpharma Holdings Ltd acquired the remaining 67% of equity in Dendritic Nanotechnologies Inc. (DNT), an unlisted USA Delaware corporation, located in Michigan state, USA. DNT focuses on dendrimer nanotechnology applications, within the life science sector. Pre the acquisition, Starpharma Holdings Ltd was a 33% shareholder in DNT.

The total cost of the acquisition was $11,082,790 comprising of the issue of ordinary shares in Starpharma Holdings Ltd and the costs directly attributable to the acquisition. The Group issued 20,094,741 shares with a fair value of $0.5400 per share, based on the closing quoted price of Starpharma Holdings Ltd shares at the date of the exchange.

The fair value of the identifiable assets and liabilities of DNT as at the date of acquisition are:

	Consolidated	
	100% Acquiree's carrying value	**Recognised on 67% of acquisition**
Assets		
Cash and cash equivalents	140,644	94,607
Trade & other receivables	357,387	240,403
Other assets	52,918	35,596
Property, plant & equipment	150,841	101,466
Intangible assets	5,837,456	10,022,747
Deferred tax asset	-	217,794
Liabilities		
Trade & other payables	(157,813)	(106,156)
Other current liabilities	(38,654)	(26,001)
Employee provisions	(61,329)	(41,254)
Deferred tax liability	-	(2,133,628)
Fair Value of identifiable net assets	**6,281,450**	**8,405,574**
Goodwill arising on consolidation		2,677,216
Cost of the combination:		
Shares issued at fair value		10,851,160
Costs associated with the acquisition		231,630
Total cost of the acquisition		**11,082,790**
The cash outflow on the acquisition is as follows:		
Net cash acquired with the subsidiary		140,644
Costs associated with the acquisition		(231,630)
Net cash outflow		**(90,986)**

From the date of acquisition, DNT contributed a net loss to the end of the half-year of $764,748, based on the average monthly USD exchanges rates.

If the combination had occurred on 1 July 2006, the consolidated loss for the Group would have been $5,056,455 for the half-year ended 31 December 2006. of which $1,388,396 would be amortisation of intellectual property. Revenue and other income would have been $5,703,701 for the half-year.

Prior to the business combination, Starpharma held 33% of the identifiable intangible assets of DNT. The identifiable net assets have been uplifted to fair value by $2,936,000. This has been recognised through the revaluation reserve net of a deferred tax liability of $1,038,000.

8. Business Combination (continued)

Following the business combination, intangible assets are stated as follows:

	31-Dec-06	30-Jun-06
	$	$
Goodwill	2,677,216	-
Intellectual Property acquired through DNT transaction	14,363,940	-
Patents and licences	3,887,609	4,086,538
	20,928,765	4,086,538

The intellectual property acquired through the DNT business combination was valued at $14,900,000. The carrying value of $14,363,940 at 31 December 2006 is net of amortization of $536,060 charged from 20 October 2006 to 31 December 2006.

9. Events occurring after reporting date

NIH Funds Further Clinical Development of VivaGel™

On 13 February 2007 the company signed an agreement with the National Institute of Allergy and Infectious Diseases (NIAID) and the National Institute of Child Health and Human Development (NICHD) of the US National Institutes of Health (NIH), to provide funding of a further clinical trial of VivaGel™ in sexually active women.

The trial will be conducted by The Microbicide Trials Network (MTN), a worldwide collaborative clinical trials network established by Division of AIDS (DAIDS) of the NIAID to evaluate the safety and efficacy of microbicides. The trial will be sponsored by NIAID and NICHD, and co-sponsored by Starpharma.

The study will be conducted at two sites, University of South Florida, Tampa, Florida and University of Puerto Rico, San Juan, Puerto Rico.

EMD Biosciences Agreement

On 19 February 2007 the company announced that DNT had entered into a worldwide exclusive license and supply agreement with EMD Biosciences, part of Merck KGaA's Performance and Life Science Chemicals division. Under the terms of the agreement, DNT will supply EMD Biosciences with Priofect™ transfection reagents based on Priostar™ proprietary dendrimers for the DNA and siRNA transfection research markets.

There are no further matters or circumstances which have arisen since 31 December 2006 that have significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group.

In the directors' opinion:

(a) the financial statements and notes set out on pages 8 to 15 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Starpharma Holdings Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



Peter T Bartels, *AO*
Director

Melbourne, 23rd February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

INDEPENDENT AUDITOR'S REVIEW REPORT
to the members of Starpharma Holdings Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Starpharma Holdings Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Starpharma Holdings Limited Group (the consolidated entity). The consolidated entity comprises both Starpharma Holdings Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Starpharma Holdings Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PRICEWATERHOUSECOOPERS

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Starpharma Holdings Limited (the company) for the half-year ended 31 December 2006 included on Starpharma Holdings Limited web site. The company's directors are responsible for the integrity of the Starpharma Holdings Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Starpharma Holdings Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
23 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Starpharma Holdings Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Starpharma Holdings Limited and the entities it controlled during the period.

PricewaterhouseCoopers

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
23 February 2007

STARPHARMA HOLDINGS Ltd
Supplementary Appendix 4D information

NTA Backing
(Appendix 4D item 3)

	31 December 2006	31 December 2005
Net tangible asset backing per ordinary share	$0.06	$0.17

Associates and Joint Venture entities
(Appendix 4D item 7)

The interests in associates are accounted for in the interim financial statements using the equity method of accounting. The Group has an interest in the following entities:

Name	Ownership interest %		$ Contribution to net profit / (loss)	
	31 December		Half-year	
	2006	2005	2006	2005
Dimerix Bioscience Pty Ltd	22.0	24.9	-	18,170
Dendritic Nanotechnologies Inc.	100.0	32.9	(241,662)	(307,629)
Total			**(241,662)**	**(289,459)**

The contribution to net loss for Dendritic Nanotechnologies Inc. (DNT) in the above table is only for the period from 1 July 2006 until the 100% acquisition in October 2006.

Other significant information

Potential ordinary shares not considered dilutive:

As at 31st December 2006 the company had on issue:

120,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 31st December 2008 at the price of 73.00 cents per ordinary share.

620,000 options over unissued capital exercisable on or before the 8th February 2009 at the price of 93.75 cents per ordinary share.

167,000 options over unissued capital exercisable on or before the 31st December 2009 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 12th May 2010 at the price of 93.75 cents per ordinary share.

300,000 options over unissued capital exercisable on or before the 4th July 2010 at the price of 93.75 cents per ordinary share.

100,000 options over unissued capital exercisable on or before the 18th July 2010 at the price of 93.75 cents per ordinary share.

500,000 options over unissued capital exercisable on or before the 30th June 2009 at the price of 45.08 cents per ordinary share.

1,324,000 options over unissued capital exercisable on or before the 6th October 2010 at the price of 50.13 cents per ordinary share.

Other Supplementary Information

Appendix 4D items 5, 6, 8 and 9 are not applicable.

Audit

This report is based on accounts which are subject to review.

Compliance Statement

This half year report was approved by a resolution of the Board of Directors of the Company on 23rd February 2007.

Ben Rogers
Company Secretary
23rd February 2007

starpharma

File No. 82-34832

Investor presentations – New York and Boston

Melbourne, Australia: 21 February 2007: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced that CEO Dr Jackie Fairley is currently visiting New York and Boston for a further series of presentations and meetings with partners and investors.

A copy of the presentation is available on the company's website at the following address: http://www.starpharma.com/investor-presentations.asp.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

starpharma

Starpharma's DNT and EMD Biosciences sign siRNA and DNA reagent license and supply agreement

Melbourne; 19 February 2007: Starpharma (ASX:SPL, USOTC:SPHRY), through its US subsidiary company Dendritic Nanotechnologies Inc (DNT), has entered into a worldwide exclusive license and supply agreement with EMD Biosciences, part of Merck KGaA's Performance and Life Science Chemicals division.

Under the terms of this agreement, DNT will supply EMD Biosciences with Priofect™ transfection reagents based on Priostar™ proprietary dendrimers for the DNA and siRNA transfection research markets. Terms of the agreement which includes royalties and milestone payments were not disclosed.

DNT's PrioFect™ transfection reagents are part of the US$200 million-market for nucleic acid, DNA and small interfering RNA (siRNA) research. PrioFect™ transfection reagents are the only transfection reagents with nanometer-size control, enabling EMD to offer researchers siRNA transfection reagents with sizes optimized for individual cell lines.

Under this commercial arrangement DNT retains full rights to all *in vivo* aspects of transfecting nucleic acids with Priostar technology, a market segment that experienced significant deal-making activity 2006.

"The license and supply agreement with EMD Biosciences, the first since Starpharma acquired DNT, is significant because it will lead to the first commercial application of Priostar dendrimers. We are delighted to be working with such an innovative company," said Dr Jackie Fairley, CEO of Starpharma.

"And importantly, the agreement introduces Starpharma as a player in siRNA research, an area that is undergoing rapid growth and seems poised to become a major source of new medicines for many human diseases," Dr Fairley added.

"We are pleased to be working with DNT, a leader in nanotechnology, to develop unique and highly efficient transfection reagents that will be marketed through the Novagen brand of products," stated Lisa Johnson, Vice President of Corporate Development for EMD Biosciences. "Through our collaboration with DNT, we will provide leading edge technology for a rapidly growing transfection reagent market segment and will utilize the technology as a foundation for future product platforms."

Small interfering RNA is a crucial component of a cellular process called RNA interference (RNAi) that causes degradation of specific RNA molecules and, as a result, prevents expression of the corresponding genes. The technology has the potential to provide highly specific medicines for existing and new disease targets. The researchers who first reported the biological process of RNAi were awarded the Nobel Prize for Physiology or Medicine.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and **Dendritic Nanotechnologies, Inc** in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

Starpharma's proprietary dendrimer platform, which includes Priostar, also has potential in targeted diagnostics and in drug delivery for a wide variety of drugs. Improvements including enhanced solubility, targeting and reduced toxicity have been demonstrated for a number of existing drugs. More broadly the company, via DNT is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation. SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

About Dendritic Nanotechnologies Inc. (DNT)

Starpharma's wholly owned U.S. based operating subsidiary – Dendritic Nanotechnologies, Inc. located in Mount Pleasant, Michigan - provides innovative dendrimer technologies and commercialization services with its new proprietary Priostar dendrimer technologies. DNT's proprietary Priostar dendrimer platform serves as a targeted diagnostic and therapeutic delivery system for a wide variety of drugs to cancer cells and other diseases. Improved efficacy, enhanced solubility, and lower toxicity have been demonstrated for a number of existing drugs. Priostar dendrimers are the newest generation of dendrimers and were engineered to be commercially viable (reduced manufacturing complexity and costs). The company has patents pending on its Priostar family of dendrimers. Priofect, Priostar and STARBURST are trademarks of Dendritic Nanotechnologies, Inc. All other trademarks mentioned herein are held by their respective owners.

About EMD Biosciences, Inc.:

EMD Biosciences, Inc. provides a broad range of innovative life science research products used world-wide in disease-related life science research at universities as well as in the pharmaceutical and biotech industries. The company is part of the Performance and Life Science Chemicals (PLS) division of Merck KGaA, Darmstadt, Germany and operates as EMD Biosciences, Inc. in North America and Merck Biosciences outside North America. Globally, EMD Biosciences is known in the scientific community through its product brands Calbiochem®, Novabiochem®, and Novagen®.

About Merck KGaA, Darmstadt, Germany:

Merck KGaA is a global pharmaceutical and chemical enterprise with sales of € 6.3 billion in 2006, a history that began in 1668, and a future shaped by 35,000 employees (including Merck Serono) in 56 countries. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

About SiRNA

SiRNA (small interfering RNA) activates the natural cellular process that cause degradation of specific RNA molecules and, as a result, prevents expression of the corresponding genes. The technology has the potential to provide highly specific medicines for existing and new disease targets. The first step in using RNAi as a research tool to interfere with gene expression is the introduction of nucleic acids into cells – a technique known as transfection. The PrioFect™ reagent represents a new generation of transfection reagent.

For further information:

Media	**Starpharma** www.starpharma.com		
Rebecca Wilson Buchan Consulting Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer, Starpharma Holdings Ltd +61 3 8532 2704 jackie.fairley@starpharma.com	**Dr Robert Berry** President, DNT Tel: 989.774.1799 berry@dnanotech.com	**Ben Rogers** Company Secretary, Starpharma Holdings Ltd +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

Shareholder Update: February 2007

> Welcome to this edition of Starpharma's investor update, a periodic newsletter designed to keep shareholders up to date with recent developments.

> This issue provides an update on VivaGel™ clinical trials and further background on the company's US subsidiary, Dendritic Nanotechnologies Inc (DNT). We also give an introduction to some of the groundbreaking new technology that Starpharma has acquired through the acquisition of DNT, and provide an insight into our broader activities to maximise the impact of our progress with US investors.

VivaGel™

> **Male study recruitment complete – product well tolerated**
> **NIH funds further clinical development**

VivaGel™ is a vaginal microbicide gel being developed as a preventative against Sexually Transmitted Infections (STIs). VivaGel™ is initially targeted at HIV and genital herpes, and is currently undergoing human expanded safety trials in Melbourne, Australia, San Francisco, USA, and Kisumu, Kenya.

We are pleased to report that recruitment for the Melbourne trial has just been completed. Thirty-seven healthy male volunteers have entered this trial which is designed to provide information on both the safety and distribution in the body of VivaGel™ when applied topically once a day for seven days. As expected, the product has been well tolerated during the trial. The results will provide useful information for the development of VivaGel™ for both HIV and genital herpes prevention.

Progress with the female safety studies in the USA and Kenya is also on track. Recruitment at both sites is progressing well as planned, with promotional activities for further recruitment underway. This will be the first clinical trial of VivaGel™ for the prevention of genital herpes application.

The VivaGel™ clinical trials are funded by the US National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Heath (NIH).


KARIBU
VivaGel Clini

'Karibu' (Welcome) to the VivaGel™ clinic in Kenya

On 13th February 2007 we announced further funding support for the clinical development of VivaGel™ with the signing of an agreement with the NIAID and the National Institute of Child Health and Human Development (NICHD).

The funding will be for a further clinical trial of VivaGel™ in forty sexually active 18 to 24 year old women. The study will be conducted at two sites: University of South Florida, Tampa, Florida and University of Puerto Rico, San Juan, Puerto Rico. The study is expected to commence in the second quarter of 2007, and will be the third VivaGel™ clinical trial program to receive NIH support.

Integration of DNT delivering early value

dnt
DENDRITIC NANOTECHNOLOGIES INC.

Early benefits of Starpharma's acquisition of the US-based Dendritic Nanotechnologies (DNT) in October 2006 are already becoming apparent.

Business development has been a major focus, and management has made solid progress in sourcing commercial opportunities. DNT continues to attract attention in the cosmetics and life science reagent sectors from major manufacturers interested in applying dendrimers to their existing technologies.

The company's Priostar™ dendrimers are a novel nanoscale polymer technology that is being made available commercially. It is seen to have the potential to promote adhesion, accelerate curing, strengthen resins and polymers, recycle catalysts, improve ultrafiltration, calibrate nanoporosity, and enhance cross-linking and low viscosity. Potential applications range from high performance adhesives to electronics, resins to genetic medicine (refer to article overleaf).

(Continued on page 4)

Starpharma sees strong industry interest in PrioFect™

With the acquisition of DNT, Starpharma gained access to PrioFect™, a new application of dendrimer technology. PrioFect™ is a "transfection agent", a research reagent that improves the ability of scientists to introduce genetic material into cells. One of its most exciting applications is in the transfection of siRNA into cells (see figure 1). RNA interference was the subject of a Nobel prize this year, and this emerging technology provides entirely novel approaches to creating therapies. For example, in certain illnesses the wrong proteins are produced at the wrong time, and siRNA can switch off these pathological proteins and thereby treat disease.

Starpharma management from the Michigan site attended the annual meeting of the American Society for Cell Biology (ASCB) in San Diego, California in December, to conduct pre-marketing activities for PrioFect™ and strong interest was expressed by many of the large life sciences companies represented at the conference. Attendees were very receptive to the advantages of PrioFect™ over common existing approaches.

Starpharma is now actively pursuing the considerable expressions of interest in collaborating and testing the product.

Facts about small interfering RNA (siRNA) and RNA interference (RNAi)

> Small interfering RNA activates the natural cellular process RNAi that cause degradation of specific RNA molecules and, as a result, prevents expression of the corresponding genes. The technology has the potential to provide highly specific medicines for existing and new disease targets.

> The first step in using RNAi as a research tool to interfere with gene expression is the introduction of nucleic acids into cells – a technique known as transfection. The PrioFect™ reagent represents a new generation of transfection reagent.

> The first siRNA-based product is undergoing clinical trials for the treatment of the eye disease age-related macular degeneration (AMD) by leading siRNA company Sirna Therapeutics.

> In October 2006 US firm Merck and Co purchased Sirna for US$1.1 billion. GlaxoSmithKline has also signed a collaboration agreement with Sirna.

> The researchers who first reported the biological process of RNAi were awarded the Nobel Prize for Physiology or Medicine in 2006.

Figure 1. A complex of negatively charged genetic material associated with positively charged PrioFect™. The dendrimer-nucleic acid complex attached is taken up by the cell by endocytosis.


Cell
siRNA / DNA
Charge Association
Endocytosis

Starpharma's US profile strengthening

Starpharma continues to build on its US shareholder base, which is approaching 20% of issued capital.

To maintain this momentum and to capitalise on the enhanced footprint that comes with the DNT acquisition, Starpharma has appointed a New York-based agency specialising in providing investor relations programs in the US for emerging public companies. Starpharma CEO Dr Jackie Fairley travels to the US on a regular basis to promote the company to US investors and partners, and her most recent visit in December resulted in US institutional buying of our stock. Jackie will be in New York and Boston again this month for a further series of presentations and meetings with partners and investors.

ADR program – up 13.6% since DNT acquisition

Since Starpharma's ADR (American Depositary Receipts) program began in January 2005 there has been strong uptake and it now represents 10.2% of issued capital.

A number of major milestones have impacted positively and sharply on the ADR program. These include the awarding of a US government contract of US$20.3 million to develop VivaGel™ in October 2005, and the acquisition of DNT in October 2006. The number of Starpharma ADRs on issue has grown by 13.6% since the acquisition of DNT.

Figure 2: Starpharma ADRs on issue


10% of "post-DNT" stock
10% of "pre-DNT" stock
ADRs on issue
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07

Starpharma's ADRs to list on International OTCQX

Starpharma has applied to list its ADRs on International OTCQX, a new premier market tier operated by Pink Sheets, LLC that is due to begin trading in March 2007.

International OTCQX has been established to provide a gateway to US securities markets by giving international exchange-listed companies an efficient vehicle to have their shares traded in the US and to provide ongoing disclosure to US investors.

More importantly, International OTCQX will distinguish the reputable international issuers from the thousands of securities electronically traded on the OTC markets. Only leading companies that have substantial operating businesses and provide credible disclosure to the public are eligible for inclusion on the International OTCQX. Inclusion in the program will also involve the appointment of a number of active market makers who will be trading Starpharma's ADRs.

"The upgrading of Starpharma's Level 1 ADR to International OTCQX will allow us to distinguish our company to the US markets as a reputable issuer with ongoing business operations that provides quality disclosure to US shareholders. It also gives us another tier on our way to a Level 2 ADR," said Dr. Jackie Fairley, CEO of Starpharma.

Starpharma's ADRs are deposited with the Bank of New York, which was approved by Pink Sheets on 17 January 2007 as an ADR Principal American Liaison (PAL) for International OTCQX-listed companies.

Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102), with the program managed by the Bank of New York. SPHRY is traded by major brokers including Merrill Lynch, Credit Lyonnais, Natexis Bleichroeder, and Pershing LLC.

Each ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. Information on the ADR program is available at www.adrbny.com.

Financials for quarter ended December 2006

Starpharma lodged its quarterly cash flow report with the ASX on 31st January 2007. The transaction to acquire DNT was completed on 20 October 2006 and the report for this quarter included DNT as a wholly owned subsidiary since the acquisition date.

Receipts of A$3.7 million for the quarter included grant payments of A$3.5 million from the US National Institutes of Health (NIH) for Starpharma's microbicide development projects. Cash at the end of the quarter was A$11.2 million – A$1.1 million less than the previous quarter.

Integration of DNT delivering early value

(Continued from page 1)

This month DNT will be moving into new laboratory facilities that were provided with funding support under the Michigan SmartZone initiative. This move will allow DNT to scale up manufacturing to better meet the needs of new and existing customers.



Inside DNT's new Michigan laboratory

Former chairman and CEO of Dow Corning joins Starpharma Board

Mr Richard A Hazleton, retired chairman and CEO of Dow Corning Corporation, has joined the Board of Starpharma as a Non-Executive Director.

Mr Hazleton began his career with Dow Corning in 1965 and held diverse positions in engineering, manufacturing and finance with the company in the US and Europe. He was appointed CEO of Dow Corning in 1993, and Chairman of the Board a year later. He retired in 2001.

Mr Hazleton has served on the Boards of the American Chemistry Council and the Chemical Bank and Trust Company, US as well as several non-profit social service agencies in Michigan and Belgium. He joined the Board of DNT in 2003 and was Chairman of the DNT Board from 2004 until the Starpharma acquisition in October 2006.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA.

Products based on SPL's dendrimer technology are already on the market as diagnostic elements and laboratory reagents.

The company's lead pharmaceutical product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of sexually transmitted infections, including HIV and genital herpes.

Further information

www.starpharma.com

Company:

Dr Jackie Fairley, CEO
E: jackie.fairley@starpharma.com
T: +61 3 8532 2704

Ben Rogers, Company Secretary
E: ben.rogers@starpharma.com
T: +61 3 8532 2704

Media Relations:

Rebecca Wilson
E: rwilson@bcg.com.au
T: +61 2 9237 2800

starpharma

File No. 82-34832

starpharma

NIH Funds Further Clinical Development of VivaGel™

Melbourne, Australia: 13 February 2007: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today signed an agreement with the National Institute of Allergy and Infectious Diseases (NIAID) and the National Institute of Child Health and Human Development (NICHD) of the US National Institutes of Health (NIH), to provide funding of a further clinical trial of VivaGel™ in sexually active women.

This further support from the NIH is non-dilutive for shareholders, and, like other NIH funding to date, has no negative impact on the commercial returns that Starpharma will receive from VivaGel™. This support is in addition to the previously announced US$20.3 million (A$26m) funding provided by the NIH to support the development of VivaGel™ for the prevention of HIV, and the funding of the clinical study related to VivaGel™ for the prevention of genital herpes.

"This is exciting news. The clinical study will complement the ongoing development activities being conducted under a range of NIH funded mechanisms for the development of VivaGel™ for prevention of HIV and genital herpes, and further consolidates the company's important relationship with the NIH," said Dr Jackie Fairley, Chief Executive Officer of Starpharma.

The trial will be conducted by The Microbicide Trials Network (MTN), a worldwide collaborative clinical trials network established by Division of AIDS (DAIDS) of the NIAID to evaluate the safety and efficacy of microbicides. The trial will be sponsored by NIAID and NICHD, and co-sponsored by Starpharma.

The study will be conducted at two sites in the United States: University of South Florida, Tampa, Florida and University of Puerto Rico, San Juan, Puerto Rico. The study is expected to commence in the second quarter of 2007.

VivaGel™ is under development for the prevention of HIV and genital herpes.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

starpharma

File No. 82-34832

Investor Presentation – Biotech Capital Portfolio Showcase

Dr Jackie Fairley, CEO of Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) will be presenting at the second Biotech Capital Portfolio Showcase, to be held in Melbourne, Australia at 6.30pm on 7 February 2007. A copy of the slide presentation is attached.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Piercy **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 422 916 422 rpiercy@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

Biotech Capital Investor Showcase

February 7 2007

Starpharma Holdings Limited

ASX:SPL

USOTC:SPHRY

Dr Jackie Fairley

CEO

This document contains certain forward-looking statements, relating to Starpharma's business, which can be identified by the use of forward-looking terminology such as "promising", "plans", "anticipated", "will", "project", "believe", "forecast", "expected", "estimated", "targeting", "aiming", "set to", "potential", "seeking to", "goal", "could provide", "intends", "is being developed", "could be", "on track", or similar expressions, or by express or implied discussions regarding potential filings or marketing approvals, or potential future sales of product candidates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no assurance that any existing or future regulatory filings will satisfy the FDA's and other health authorities' requirements regarding any one or more product candidates nor can there be any assurance that such product candidates will be approved by any health authorities for sale in any market or that they will reach any particular level of sales. In particular, management's expectations regarding the approval and commercialization of the product candidates could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data, and new clinical data; unexpected regulatory actions or delays, or government regulation generally; our ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and additional factors that involve significant risks and uncertainties about our products, product candidates, financial results and business prospects. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Starpharma is providing this information as of the date of this presentation and does not assume any obligation to update any forward-looking statements contained in this document as a result of new information, future events or developments or otherwise.

Outline

starpharma

1. Investment Highlights
2. Company Overview
3. VivaGel™
4. Product Pipeline
5. Conclusion

1. Investment Highlights

starpharma

Key Investment Highlights

starpharma

VivaGel™: A Unique Lead Product

- Compelling competitive advantages
- Endorsement from key health agencies:
  - Significant funding support received from NIH (>$26M)
  - The only microbicide with support for genital herpes

Significant Commercial Opportunity

- HIV and genital herpes at epidemic proportions
- Herpes rates Europe ~ 15-20%; 22% US adults
- No cure available; prevention is key

Diversified Pipeline of Opportunities

- Near term commercial opportunities in industrial and life science applications eg. siRNA, balance risk and timeframes of pharmaceutical applications
- Supported by extensive dendrimer IP portfolio

Increasing US Profile

- ~20% of stock held in US; Dow the largest SH
- US subsidiary with marketed products and extensive commercial relationships
- ex CEO/Chairman Dow Corning on the SPL Board

2. Company Overview

starpharma

Company Overview

- World leader in the development of dendrimer nanotechnology products for pharmaceutical and life-sciences
- Lead product VivaGel™ is being developed (under IND) as a microbicide to prevent HIV and Genital Herpes
  - US$20.3m NIH contract to develop VivaGel™ for HIV
  - FDA Fast Track Status for HIV
  - VivaGel™ is the first microbicide with NIH funding support for Genital Herpes
- Two line extensions to VivaGel™ in development in addition to a broad portfolio of other dendrimer projects
- Wholly-owned US subsidiary (DNT Inc.)
  - Leader in the development of advanced dendrimers for life science and industrial applications
  - Significant dendrimer IP portfolio

Starpharma Holdings Limited	
ASX Code	SPL
Level 1 ADR Code	SPHRY
Share Price (2/1/07) AUD	45.5c
12 Month High/Low AUD	64 c / 35 c
Shares on Issue	167.8M
Market Capitalisation AUD	~ $76M
Average Mthly Volume	4.5M shares
Cash on Hand (Dec 06) AUD	$11.2M

$1 AUD= 0.785 USD

Shareholder Composition


Other US Investors 10.9%
Dow 8.6%
Retail 51.5%
Institutions 29.0%

Starpharma is the global leader in dendrimer based nanotechnology

Company Structure


DOW
8.6%
Starpharma Holdings Limited ASX:SPL USOTC:SPHRY
100.0%
100.0%
Starpharma Pty Ltd
Dendritic Nanotechnologies Inc. (DNT)

Starpharma Pty Ltd

- 36 employees based in Melbourne, Australia
- Uses dendrimer technology to discover, develop and commercialise pharmaceuticals
- Lead development product VivaGel™ is a vaginal microbicide for the prevention of genital herpes and HIV
- Broad portfolio of other dendrimer projects including drug delivery, cancer and targeted diagnostics

Dendritic Nanotechnologies Inc. (DNT)

- 16 employees based in Michigan, USA
- Leading developer and provider of advanced dendrimers for life science & industrial/materials applications
- Existing licensing agreements with established revenue streams for dendrimer technology
- Broad and comprehensive IP portfolio; ~180 patents/applications issued and pending

ADR (SPHRY) Program and US Shareholding

starpharma

- Starparma's ADR program has been extremely successful since launch in January 2005
  - Growth of 112% in ADRs issued in the past 12 months
  - Average monthly growth of 6.4%
- Traded by major brokers including Merrill Lynch, Credit Lyonnais, Natexis Bleichroeder, and Pershing LLC
- ADR's exceeded 10% of SPL capital issued in October 2006
  - Currently at 10.2% following issue of shares for acquisition of DNT
- SPHRY compares very favourably against other Australian biotech Level-1 ADR programmes
  - Most heavily traded by volume and price
- Active program initiated to build liquidity and on US interest in SPL/SPHRY (US investors c.20%)
  - US Investor Relations firm appointed
  - Working towards OTCQX and Level 2 ADR

ADR Uptake



10% of "post-DNT" stock
10% of "pre-DNT" stock
ADRs on issue*
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07

* 1ADR = 10 SPL shares

Starpharma: Technology Overview

Unique Characteristics of Dendrimers:

- Precisely defined, synthetic macromolecules (1-10nm)
- Precisely defined surface topology
- Can be designed to optimize potency, pharmacokinetics and localization; heat stable or biodegradable
- High multivalent binding affinity
  - ability to disrupt protein-protein interactions


1 nm
10 nm

Commercial Advantages of Dendrimers:

- Key enabling nanoscale technology
- Diverse range of Pharma, drug delivery, diagnostic & materials applications
- In the clinic – VivaGel™ (the first dendrimer IND)
- Scalable chemical manufacturing process with competitive COGs
- Well tolerated



e.g. drug delivery

3. VivaGel™

starpharma

Herpes and HIV: Global Medical Problems

starpharma

HIV

- Major health burden in both developed and developing countries
- 39 million people living with HIV; every day 7,000 women are newly infected
- No cure; more than 50 HIV vaccines have failed and estimates are that an effective vaccine is many years away

HIV and AIDS (in the US): *"Direct medical costs of up to $15.5 billion per annum"*

"AIDS is the number one cause of death in African-American women aged 25-34"

""HIV prevention options as of 2005 are not enough" best option...technologies like microbicides which women can initiate and control"

Source: Microbicide Development Act 2005: US Senate

Genital Herpes

- Recurrent, lifelong viral infection
- Estimated to infect between 15-25% of adults in developed countries
- Approximately 45 million (22%) Americans infected with HSV-2; growing to between 40-50% by 2025
- HSV-2 infection increases risk of HIV infection ~ 4x
- Existing prevention methods have proven ineffective and developmental vaccines disappointing





A vaginal microbicide is recognised as a key element in the fight to slow the spread of HIV and HSV-2

starpharma

VivaGel™ – Lead Product for Prevention of STIs

- VivaGel™ is a vaginal microbicide being developed to prevent sexually transmitted infections in women
  - Currently being developed under two INDs for the prevention of HIV and genital herpes
- Gel-based formulation with a nanotech (dendrimer) active delivered via an applicator
- Active ingredient (SPL7013), inactivates HIV and HSV-2 (genital herpes) virus by binding to the virus preventing it attaching to the host
- Significant and growing recognition that microbicides offer the best alternative as vaccine strategies prove unsuccessful

VivaGel™ Applicators



VivaGel™ offers an attractive first line defence against the spread of HIV and genital herpes

VivaGel™ – Product Features and Performance

starpharma

Product Offers Several Key Advantages	▪ Market research indicates microbicide gels will have good uptake ▪ Female controlled, discreet and convenient ▪ Compelling competitive advantages: efficacy; non-irritant; broad activity ▪ Contraceptive activity (in animals)
Excellent Clinical Results in Human and Primate Trials	▪ Human trials (IND): VivaGel™ is non-toxic and non-irritating ▪ Potent activity in relevant HIV strains in very tough primate trials ▪ Potent activity against herpes in animal trials ▪ Viruses appear not to develop resistance to VivaGel™
Excellent Drug Characteristics	▪ Lower risk development – Topical gel, external to body ▪ Affordable – Low manufacturing costs ▪ Excellent IP position ▪ Passes key FDA hurdle – Well defined chemical entity
Product Extensions	▪ Condom coating ▪ Additional indications, combination product

VivaGel™

starpharma

- Compelling competitive advantages: HIV& Herpes efficacy; non-irritant; broad activity
- US$20.3m non-dilutive NIH development funding for HIV; the only microbicide with NIH support for Genital Herpes
- FDA Fast Track Status for HIV
- Successfully completed Phase 1 trial in humans (under IND)
- Currently in human studies under 2 INDs in Australia, USA and Kenya
- Good progress with Scale-up and toxicology programs
- Contraceptive activity in animals
- VivaGel™ regulatory approval expected in 2009 – 2010
- Commercial opportunities continue to be very good and strengthening:
  - Genital Herpes prevalence in US women: 26%
  - 30-40% US female college students would buy a microbicide, increasing to 70% if contraceptive
  - US Opinion leaders calling for a national herpes prevention program
- Condom coating and contraceptive indications offer additional market opportunities


KARIBU
VivaGel Clini

Karibu "Welcome" to the VivaGel Clinic, Kenya Medical Research Institute, Kisumu, Kenya


VivaGel
VivaGel
421
413

AIDS Marathon, Kisumu, Kenya, December 2006

Commercial Opportunity for Microbicides

- US genital herpes and HIV costs ~18 billon pa.
- Large, addressable markets
- Increasing market support for products
  - US government firmly committed to development of safe and effective microbicides
  - US opinion leaders now calling for National Herpes Control Program
- Several industry surveys have confirmed strong consumer demand
  - Over 20 million women in US would use a microbicide
  - Strong market demand at 5x local condom price in various countries
  - Microbicide market estimates >$1.5Billion

Estimated Market for microbicides in *Developed* Countries

Market Penetration	Average Frequency of Use Per Annum 25x US$M	50x US$M	100x US$M
2.5%	365	730	1,460
5.0%	725	1,450	2,900
10.0%	1,450	2,900	5,800

Key assumptions

- *291m women of reproductive age (15-49) in developed countries*
- *Unit sale price circa US$2*
- *Usage rates according to published data*

Source: World Bank; UNAIDs; EC AIDS survey; BCG analysis and various microbicide publications

VivaGel™ is well placed to capture some of the significant market opportunities for microbicides

starpharma

EDITORIAL COMMENTARY

Time to Translate New Knowledge into Practice: A Call for a National Genital Herpes Control Program

Edward W. Hook[1,2] and Peter Leone[3,4]

[1]University of Alabama at Birmingham and [2]Jefferson County Department of Health, Birmingham; [3]University of North Carolina at Chapel Hill, Chapel Hill, and [4]North Carolina State Department of Public Health, Raleigh

Editorial Commentary in Journal of Infectious Disease 1 July 2006 p.194

VivaGel™ is well placed to capture significant market opportunities for Herpes prevention initiatives

4. Product Pipeline

Pipeline: Balanced for Risk


Pharmaceutical & Medical Products
Proof of Concept
Lead
Clinical Trials
Sales
VivaGel™
▶ HSV-2 prevention
▶ HIV prevention
▶ condoms coating & other line extensions
ADME Engineering™
▶ Therapeutic protein PK optimisation
Drug Delivery - Small Molecules
▶ Cancer therapeutic
Drug Optimisation
▶ Enhanced solublisation
in-vivo and in vitro Diagnostics
▶ Stratus CS® (Cardiac Diagnostic)
▶ MRI imaging (Ovarian cancer & cardiovascular disease)
Life-science Products
Proof of Concept
Prototype
Pre-launch
Sales
Gene Transfection Reagents
▶ SuperFect®
siRNA Transfection Reagents
▶ PrioFect™
Materials Sciences Products
Early
Intermediate
Advanced, Partnered
Sales
Specialty & Fine Chemicals
▶ Priostar™ Dendrimers (multiple applications)
▶ Starburst™ Dendrimers (Catalogue of over 200 products)

Early Opportunities

starpharma

	Marketed Dendrimer Products	PrioFect™ siRNA transfection agents	Materials Science / Industrial Applications
Value Capture Horizon	Current	Early 2007	2007 / 08
Product area	**Existing product sales and licensed dendrimer royalty agreements** **Stratus CS®** : Cardiac marker diagnostic licensed to Dade Behring **SuperFect®** : Gene transfection technology licensed to Qiagen **STARBURST®** dendrimers commercially available DADE BEHRING · ALDRICH · QIAGEN	**Transfection reagent market: $120M growing by 15-18% pa** PrioFect™ siRNA Transfection Reagents provide: **Precise size control**: allows optimisation according to cell type **Highly functionalised surface**: allows targeting to specific cell types i.e. cell-specific delivery **Pharmaceutical Quality**: Low toxicity	See table below

Sector	Discussions with...	Application
Oil	"Top 5" US Oil Company	Lubricant additives
Plastics	Large Automotive Components Manufacturer	Plastics additive
Manufacturing	Major Technology Company	Dental resins
	Multiple avenues of exploration	Adhesives
	"Top 5" European electronics manufacturer	Printed circuit board manufacturing
Pharmaceutical	Global Healthcare Company	Solublisation
Cosmetics	Cosmetic Company	Adhesive
Fine Chemicals	Major fine chemical manufacturer	Laboratory reagents
Resources	Water quality specialists	Water filtering/ remediation

Priofect™ and siRNA transfection

Adding siRNA to a cell can "turn off" production of <u>specific</u> cellular proteins

"The discovery of RNA interference (RNAi) may well be one of the transforming events in biology in the past decade" Nature

Merck buys Sirna Therapeutics

By Bioperform Web Watch
Posted 10/31/2006 11:01:00 AM

The Associated Press reports that Merck & Co. has agreed to pay $1.1 billion to buy Sirna Therapeutics Inc. Merck's $13-per-share offer for the San Francisco-based company is almost a 102 percent premium over Sirna's closing Nasdaq Stock Market price of $6.45, which fell 5 cents before the bid was made public after the stock markets closed. Sirna's stock surged 98 percent to $12.74 in after-hours trading. The stock's high for the past year is $8.52.

The discovery of RNAi has already had an immense impact on biomedical research and will most likely lead to novel medical applications in the future. The Nobel Assembly



The Nobel Prize in Physiology or Medicine 2006

"for their discovery of RNA interference - gene silencing by double-stranded RNA"

Andrew Z. Fire | Craig C. Mello

Priofect™ and siRNA transfection

- Enhances uptake of siRNA (and DNA) into cells
- *2 potential applications:*
  - *Research* reagent
  - *In vivo*



siRNA / DNA
Charge Association
Cell
Endocytosis

Competitive Advantages

- Superior efficacy through reagent size control
- Cell-specific targeting
- Pharmaceutical quality



better
Cyclophilin B Expression (%)
Cell Viability (%)
120
100
80
60
40
20
0
PrioFect -7nm
PrioFect -5nm
PrioFect -4nm
PrioFect -3nm
Control

Size tuning means
PrioFect performed better than competitor

- Reagent: Near term commercial opportunity - early 2007

LOW TOXICITY • EFFECTIVE DELIVERY

5. Conclusion

starpharma

Investment Summary

starpharma

- ✓ Microbicides have been identified as the solution to the HIV/STI pandemic
- ✓ Starpharma has a leading microbicide (VivaGel™) in development for prevention of HIV and genital herpes
- ✓ VivaGel™ has achieved significant milestones and support
  - Fast track status granted to VivaGel™ for HIV
  - US$26M* of funding for lead development
  - Only microbicide with NIH funding for genital herpes
- ✓ Diversified dendrimer product and application pipeline with several near term commercial opportunities
- ✓ Existing revenues from dendrimer platform
- ✓ Significant US shareholder base and increasing profile

** Two NIH grants: US$20.3m contract + US$5.4m grant (2004)*

Starpharma represents a significant value proposition for investors

starpharma

Further information:

Jackie Fairley
CEO
+61385322704

jackie.fairley@starpharma.com


Starpharma Annual Report 2006
starpharma

Supplementary Information

starpharma

VivaGel™: Animal Efficacy results

starpharma

SHIV/HIV Protection


Combined Results
N=6
N=6
N=6
N=4
N=4
N=4
N=4
100
75
50
25
0
Percentage of Animals Protected from SHIV Infection
VivaGel™ (5%w/w SPL7013)
VivaGel™ (3%w/w SPL7013)
VivaGel™ (1%w/w SPL7013)
Gel Only 1
Gel Only 2
Untreated 1
Untreated 2

AIDS Research & Human Retroviruses, 21, pp207-213, 2005.

HSV Protection


VivaGel™: animals protected from HSV-2
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5% w/w SPL7013 gel
3% w/w SPL7013 gel
Placebo gel
PBS

Advantage: VivaGel™ is NOT a surfactant
- Surfactants damage epithelial cells INCREASING the chance of HIV transmission. VivaGel is NOT a surfactant and has been found not to damage epithelial cells in human trials. This is not true of all microbicides



Normal



After surfactant

Contraception 1998;57:341-348

Approximately 45 million Americans (26% of women and 18% of men) are infected with HSV-2, the causative agent of genital herpes.
Epidemiology of HSV in Developed Countries, HERPES, 11 Supplement 1, 2004

"Women in the United States also need HIV prevention tools like microbicides. AIDS is now the number 1 cause of death among African-American women between the ages of 25 and 34."
"The Microbicide Development Act," in the Senate of the United States, 2005

VivaGel™ : Significant Advantages Over Competitors

starpharma

	Competitor Category	Key Disadvantages	VivaGel™ Advantages
HSV-2	VivaGel™ is the only microbicide being developed to prevent genital herpes		
HIV	Surfactants/Detergents	• Ulceration possible • Potential increased risk of infection	• No surfactant properties • Non-irritant • Does not increase infection risk
	Sulphated Carbohydrates	• Not active against clinical HIV strains	• Highly active against all HIV strains tested
	Reverse Transcript Inhibitors and other anti-viral drugs	• Drug resistance is an issue • Primary mode of action requires infection process to have begun • Not active against HIV	• Very high barrier to development of viral resistance
	Sulphated Polymers	• High cost of synthesis • Poor characterisation of the drug substance likely to present regulatory issues	• Excellent drug characteristics . Low manufacturing costs . Stable, well defined entity
	Acidity Control Agents	• Is acidity control sufficient protection as mono-therapy?	• Potent activity against HIV and HSV-2 in animal models • Non-irritant
	VivaGel™ has significant competitive advantages		

VivaGel™ : Potent Contraceptive Activity in Rabbits

- Recent study has shown that SPL7013, the active ingredient in its VivaGel™, exhibits a potent contraceptive effect in rabbits
- Independent study undertaken at Johns Hopkins University under an NIH grant
- Fertility was reduced by more than 75% by SPL7013 in a VivaGel™ formulation and 95% in a HEC gel compared with an inactive gel
- If contraceptive activity is confirmed in humans it would allow for development with contraception as an additional claim
- Findings relevant to both the stand-alone gel and condom coating opportunities

Average No. of Embryos Conceived Per Animal Following Application of Vaginal Gels, and % Relative Fertility in Active Gel-Treated Rabbits Compared with HEC Control



Average No. of Embryos Per Animal
Relative Fertility Compared with HEC Gel
0
1
2
3
4
5
6
7
0
20
40
60
80
100
Hydroxyethyl Cellulose (HEC) Gel
(n=11)
3% SPL7013 (VivaGel™ active) in HEC Gel
(n=8)
3% SPL7013 (VivaGel™ active) in Carbopol® Gel
(n=8)
3% Nonoxynol-9 Gel *

* N-9 figure based on published historical data, Castle et al, Contraception 1998;58:51-60, and Zeitlin et al, Sexually Transmitted Diseases, 2001;28:417-23

VivaGel™'s active ingredient is a potent contraceptive in animals

Portfolio of Opportunities

starpharma



Multiple Near-Term Commercial Opportunities
Future High-Value Commercial Opportunities
Industrial Products
Life-science Applications
Pharmaceutical Products
Research Reagents
Drug Optimisation
VivaGel™
Industrial Chemicals
Medical Diagnostics
Protein PK Modification
Fine Chemicals
Drug Delivery
Cancer Therapeutic
SPL Technology Platform
DNT Technology Platform

Pipeline: Drug Delivery & PK Modification of Protein Therapeutics

Plasma concentration-time profile in male SD rats for PEGylated poly-L-lysine dendrimers


100000
10000
1000
plasma dendrimer (ng equiv/ml)
0
20
40
60
80
100
120
140
160
180
time (h)
Lys16(PEG2000)32
Lys16(PEG570)32
Lys16(PEG200)32
Lys8(PEG2000)16
Lys8(PEG200)16

$t_{1/2}$ = 0.6h
$t_{1/2}$ = 0.7h
$t_{1/2}$ = 9.5h
$t_{1/2}$ = 23.9h
$t_{1/2}$ = 75.4h


Therapeutic Protein
Linker

Starpharma's dendrimers can be designed to optimize the Pharmacokinetics (PK) of:

- Small molecule drugs
- Therapeutic proteins
- Peptides


Drug:
methotrexate

- Plasma residence time increases with dendrimer size, but:
  - PEG MW alone not the main determinant of $t_{1/2}$

RNAi therapeutics

starpharma

Company	Clinical Development	Pre-clinical development
Acuity	Ph II AMD & DME	anti-inflammatories & anti-infectives
Alnylam	Ph 1 2006 (RSV)	pandemic flu, spinal cord injury, Parkinson's, cystic fibrosis, hypercholesterolemia, neuropathic pain
Sirna	Ph II AMD (w/ Allergan)	Asthma, RSV, Huntington's, viral hepatitis, diabetes, oncology, dermatology

Mainstream Pharmas are partnering up: or acquiring:

- Novartis/Alnylam (flu)
- Merck/Alnylam (AMD & spinal cord injury)
- GSK/Sirna (respiratory diseases)
- Abbott/Dharmacon (oncology)

Merck/Sirna

For RNAi therapeutics, the ultimate goal is targeted delivery. The leaders have RNA expertise but delivery vehicles to provide the targeting capability are underdeveloped and in strong demand.

starpharma

Partnerships

Industry Collaborators

DOW
Pfizer
QIAGEN
DADE BEHRING
DHARMACON RNA TECHNOLOGIES
Johnson & Johnson Research PTY. LIMITED
GENERAL DYNAMICS Land Systems
ALDRICH
lumera

Research/ University Collaborators

INSTITUTE FOR SOLDIER NANOTECHNOLOGIES
NATIONAL CANCER INSTITUTE
PENNSTATE Nanofabrication Facility
NATIONAL INSTITUTES OF HEALTH
CALTECH
CMU CENTRAL MICHIGAN UNIVERSITY
UPMC University of Pittsburgh Medical Center
THE NATIONAL DENDRIMER & NANOTECHNOLOGY CENTER
ARL U.S. Army Research Laboratory
NANOTECHNOLOGY CHARACTERIZATION LABORATORY

Extensive IP Portfolio

starpharma

- With the acquisition of DNT, Starpharma has the most comprehensive dendrimer IP portfolio for a broad spectrum of products and applications:
  - VivaGel ™ (Composition and Application)
  - Drug delivery (Applications)
  - Priostar™ dendrimers (Composition)
  - Poly-lysine dendrimers (Applications)

> *"When it comes to pharmaceutical applications, many relevant patents are under the exclusive control of one company, DNT... it presents DNT as a clearinghouse for licensing core building block and manufacturing claims needed to put dendrimers to work"*
>
> Lux Research 2005

- Consolidation of the combined IP portfolio significantly enhances the company's offering and profile to potential commercialisation partners

END